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S0 3/5/03

03012506

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 6 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 181

SEC FILE NUMBER
8- 23305

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2002 (MM/DD/YY) AND ENDING 12-31-2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ALLIANT SECURITIES, INC. TURNER,NORD,KIENBAUM

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
601 West Riverside Ave Suite 1430
(No. and Street)

Spokane	Wa.	99201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sally Mann (509) 747-9144
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McDirmid, Mikkelsen & Secrest, P.S.
(Name – *if individual, state last, first, middle name*)

926 W. Sprague Ave., Suite 300	Spokane,	Wa.	99201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Tom L. Turner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alliant Securities, Inc. Turner,Nord,Kienbaum, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SALLY MANN Commission Expires NOTARY PUBLIC STATE OF WASHINGTON APRIL 11, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

FINANCIAL STATEMENTS
for the years ended
December 31, 2002 and 2001

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

TABLE OF CONTENTS

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Alliant Securities, Inc.
Turner ♦ Nord ♦ Kienbaum
Spokane, Washington

We have audited the accompanying statement of financial condition of Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

McDirmid, Mikkelsen + Secrest, P.S.

January 23, 2003
Spokane, Washington

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF FINANCIAL CONDITION
December 31, 2002 and 2001

ASSETS	2002	2001
Cash	$ 614,841	$ 589,698
Segregated cash	5,000	5,000
Accounts receivable from brokers and dealers	11,340	18,885
Accounts receivable from customers	2,699	54,423
Other receivables	10,780	5,747
Secured demand notes receivable collateralized by marketable securities	450,000	450,000
Prepaid expenses and deposit	3,575	3,575
Deposits with clearing brokers	35,000	41,994
Cash surrender value of officers' life insurance	27,476	25,374
Property and equipment	22,845	33,813
	$ 1,183,556	$ 1,228,509

LIABILITIES AND STOCKHOLDERS' EQUITY		
Payable to brokers and dealers	$ 6,664	$ 5,135
Payable to customers	4,341	3,759
Accounts payable	17,845	8,597
Other current liabilities	11,397	19,147
Accrued profit sharing plan contribution	67,031	62,431
Accrued payroll	208,567	262,210
Payroll and business taxes payable	2,211	1,730
	318,056	363,009
Subordinated borrowings	450,000	450,000
Stockholders' equity		
Common stock, $50 par value		
Authorized, 1,000 shares;		
Issued and outstanding, 1,000 shares	50,000	50,000
Additional paid-in capital	237,883	237,883
Retained Earnings	127,617	127,617
	415,500	415,500
	$ 1,183,556	$ 1,228,509

The accompanying notes are an integral part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF INCOME
for the years ended December 31, 2002 and 2001

	2002 Amount	2001 Amount
Revenues:		
Commissions	**$1,420,206**	$ 1,672,191
Interest income	**40,972**	48,809
Other income	**75,041**	63,029
	1,536,219	1,784,029
Expenses:		
Salesmen salaries and commissions	**672,577**	882,987
Office salaries	**256,316**	253,682
Payroll taxes	**53,767**	58,265
Profit sharing plan contribution	**67,030**	62,431
Medical insurance	**46,028**	36,679
Officers' life and disability insurance	**5,601**	6,048
Telephone and telequote	**37,433**	34,908
Rent	**86,112**	79,114
Office supplies and postage	**43,032**	49,487
Data processing	**67,790**	66,587
Clearing costs	**66,079**	43,946
Regulatory fees	**7,453**	5,041
Business and property taxes	**24,341**	27,575
Dues, licenses and subscriptions	**19,502**	22,233
Depreciation	**10,968**	14,112
Equipment rental and maintenance	**6,670**	6,893
Professional services	**12,382**	12,752
Corporate insurance	**7,535**	10,526
Auto and travel expense	**17,485**	23,281
Meals and entertainment	**9,467**	20,804
Advertising and promotion	**2,128**	3,233
Interest expense	**1,049**	3,516
Bank and transfer fees	**12,650**	5,272
Donations	**175**	812
Contracted wages	**2,649**	53,345
	1,536,219	1,783,529
Net income	**$ -0-**	$ 500

The accompanying notes are an integral part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2002 and 2001

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, January 1, 2001	1,000	$ 50,000	$ 237,883	$ 127,117	$ 415,000
Net income				500	500
Balances, December 31, 2001	1,000	50,000	237,883	127,617	415,500
Net income				-0-	-0-
Balances, December 31, 2002	**1,000**	**$ 50,000**	**$ 237,883**	**$ 127,617**	**$ 415,500**

The accompanying notes are an integral part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
for the years ended December 31, 2002 and 2001

Subordinated borrowings at January 1, 2001	$	450,000
Increases:		
Secured demand note collateral agreement, due October 31, 2004		37,500
Secured demand note collateral agreement, due October 31, 2004		37,500
Secured demand note collateral agreement, due October 31, 2004		150,000
Decreases:		
Matured in secured demand note collateral agreement		(225,000)
Subordinated borrowings at December 31, 2001		450,000
Increases:		
None		-0-
Subordinated borrowings at December 31, 2002	**$**	**450,000**

The accompanying notes are an integral part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF CASH FLOWS
for the years ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income	$ -0-	$ 500
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	10,968	14,112
Changes in assets and liabilities:		
Net receivable from brokers and dealers	9,074	(7,584)
Net receivable from customers	52,306	42,362
Receivable from others	(5,033)	(4,407)
Deposits	6,994	-0-
Accounts payable and other liabilities	1,498	(16,154)
Payroll and business taxes payable	481	21,128
Accrued payroll	(53,643)	39,659
Accrued profit sharing plan contribution	4,600	(1,665)
Net cash provided by operating activities	27,245	87,951
Cash flows from investing activities:		
Additions to furniture and equipment	-0-	(9,390)
Premium payments on officers' life insurance	(2,102)	(2,866)
Net cash used in investing activities	(2,102)	(12,256)
Net increase in cash	25,143	75,695
Cash at beginning of year	589,698	514,003
Cash at end of year	614,841	589,698
Supplemental disclosure of cash paid during the year for interest	$ 1,049	$ 3,516

Noncash investing and financing activities:

Borrowings under secured demand note collateral agreements of $225,000 were reissued during the year ended December 31, 2001.

The accompanying notes are an integral part of the financial statements.

1. The Company and Significant Accounting Policies:

The Company was incorporated under the laws of the State of Washington on October 10, 1978 to operate as a broker/dealer in investment securities. The Company's office is located in Spokane, Washington.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company maintains cash balances at banks which at times may be in excess of federally insured limits.

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Property and equipment are recorded at cost. Depreciation is computed using straight-line and accelerated methods over estimated useful lives of five to ten years.

Continued

2. Reserve Bank Account:

In accordance with the provisions of Rule 15c3-3 of the Securities and Exchange Commission, the Company maintains a special reserve bank account for the exclusive benefit of customers. The required balance in this reserve account was $8,752 and $-0- at December 31, 2002 and 2001, respectively. The Company segregated $5,000 for the years ended December 31, 2002 and 2001, respectively, for this purpose. On January 3, 2003 an additional $5,000 was deposited for the year ended December 31, 2002.

3. Subordinated Borrowings:

The Company has non-interest bearing secured demand note collateral agreements in the amount of $450,000. The borrowings are in the amount of $150,000 from each of the 33.33% shareholders with $225,000 due October 31, 2004, and $225,000 due October 31, 2006. All notes are non-interest bearing and are subordinated to the claim of general creditors.

The agreements have been approved by the National Association of Securities Dealers (NASD) and are thus available in computing net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

4. Property and Equipment:

A summary of property and equipment at December 31, 2002 and 2001 is as follows:

	2002	2001
Furniture and equipment	**$ 244,033**	$ 244,033
Leasehold improvements	**45,206**	45,206
	289,239	289,239
Less accumulated depreciation and amortization	**266,394**	255,426
	$ 22,845	$ 33,813

Continued

5. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio will fluctuate on a daily basis. The Company had net capital of $828,300 and $828,112 at December 31, 2002 and 2001, respectively. The Company's net capital ratio was .38 to 1 and .44 to 1 at December 31, 2002 and 2001, respectively.

6. Operating Line of Credit:

The Company has a $1,000,000 unsecured line of credit with U.S. Bank of Washington guaranteed by the stockholders. Interest is due monthly at prime (4.25% and 4.75% at December 31, 2002 and 2001, respectively), with the principal due May 1, 2003. There were no balances due under the line of credit agreement at December 31, 2002 and 2001.

7. Profit Sharing Plan:

The Company has established a profit sharing plan with 401(k) features available to all eligible employees. Contributions to the plan are determined annually by the Company. Profit sharing plan contributions for the years ended December 31, 2002 and 2001 were $67,030 and $62,431, respectively.

Continued

8. Commitments:

The Company leases its business office under a noncancellable lease agreement. On July 17, 2002, the lease agreement was amended and the term was extended to July 31, 2007. Rent expense was $86,112 and $79,114 for the years ended December 31, 2002 and 2001, respectively. Monthly payments are $8,391 beginning January 1, 2003. Future minimum payments under the lease agreement are as follows:

Years ended December 31	Total
2003	$103,310
2004	109,603
2005	115,896
2006	122,189
2007	73,418
	$524,416

9. Federal Income Taxes:

The Company has available at December 31, 2002 net operating loss carryforwards of approximately $84,000, which may be applied against future years taxable income, through years ending on or before December 31, 2013.

10. Acquisition of Stockholder Interest in Company:

Effective October 31, 2001, the 50% stockholder sold 166⅔ shares of common stock to two 25% stockholders representing an additional 8.33% interest each in the Company. The Company is now equally owned by each of the three stockholders, all having 33⅓% interest.

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Alliant Securities, Inc.
Turner ♦ Nord ♦ Kienbaum
Spokane, Washington

We have audited the accompanying financial statements of Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum as of and for the year ended December 31, 2002 and have issued our report dated January 23, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3, 4, and 5 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McDirmid, Mikkelsen + Secrest, P.S.

January 23, 2003
Spokane, Washington

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

Net capital:		
Stockholders' equity:		
Common Stock	$ 50,000	
Additional paid-in capital	237,883	
Retained Earnings	127,617	
Total stockholders' equity		**$ 415,500**
Subordinated borrowings allowable in computation of net capital		**450,000**
Total stockholders' equity and allowable subordinated borrowings		**865,500**
Deductions:		
Non-allowable assets:		
Furniture and equipment at cost, net of accumulated depreciation	22,845	
Officer advance	10,780	
Prepaid expenses and deposits	3,575	
		37,200
Net capital		**828,300**
Minimum net capital required		**250,000**
Excess net capital		**$ 578,300**

Continued

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION, *Continued*
December 31, 2002

Aggregate indebtedness:		
Payable to brokers and dealers	$ 6,664	
Payable to customers	4,341	
Accounts payable	17,845	
Other current liabilities	11,397	
Accrued profit sharing plan contributon	67,031	
Accrued payroll	208,567	
Payroll and business taxes payable	2,211	
Total aggregate indebtedness		**$ 318,056**
Ratio: Aggregate indebtedness to net capital		**.38 to 1**

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

Credit Balances			
Free credit balances and other credit balances in customers' security accounts		$ 4,341	
Customer securities failed to receive (including credit balances in continuous net settlement accounts)		2,318	
Other			
Dividend	212		
ACATS	4,135		
		4,347	
Total credit items			**$ 11,006**
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3			**2,671**
Excess of total credits over total debits			**$ 8,335**
Reserve requirement			**$ 8,752**

The amount of deposit in the special reserve bank account for the exclusive benefit of customers was $5,000 for the year ended December 31, 2002. On Janaury 3, 2003 an additional $5,000 was deposited.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 3
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART II OF FORM X-17A-5
December 31, 2002

Net capital:	
Net capital as reported on FOCUS REPORT	$ 1,037,624
Audit adjustments	
Decrease in accounts receivable from brokers and dealers	(7,545)
Increase in cash surrender value of offficers' life insurance	2,102
Decrease in accounts payable	10,955
Increase in accrued profit sharing plan contribution	(59,916)
Increase in accrued payroll	(208,567)
Increase in payroll taxes	(470)
Decrease in income tax payable	46,572
Decrease in other current liabilities	7,545
Net capital which should have been reported	**$ 828,300**
Net capital as computed on page 12	**$ 828,300**
Aggregate indebtedness:	
Aggregate indebtedness as reported on FOCUS REPORT	$ 114,174
Audit adjustments	
Decrease in accounts payable	(10,955)
Increase in accrued profit sharing plan contribution	59,916
Increase in accrued payroll	208,567
Increase in payroll taxes	470
Decrease in income tax payable	(46,571)
Decrease in other current liabilities	(7,545)
Aggregate indebtedness which should have been reported	**$ 318,056**
Aggregated indebtedness as computed on page 13	**$ 318,056**

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 4
RECONCILIATION WITH COMPANY'S COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS INCLUDED IN PART II OF
FORM X-17A-5
December 31, 2002

Reserve requirement as reported on FOCUS REPORT	NONE
Reserve requirement as computed on page 14	NONE

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 5
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

1.	Customer fully paid securities and excess margin securities not in the respondents possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ 0
	Number of items	0
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ 0
	Number of items	0

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROLS REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
Alliant Securities, Inc.
Turner ♦ Nord ♦ Kienbaum
Spokane, Washington

In planning and performing our audit of the financial statements of Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum for the year ended December 31, 2002, we considered its internal controls including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum that we considered relevant to the objectives stated in Rule 17a-5(g), (1) to make the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) to make the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) to comply with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of internal controls and the practices and procedures is to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Continued

Board of Directors
Alliant Securities, Inc.
Turner ♦ Nord ♦ Kienbaum

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

McDirmid, Mikkelsen & Secrest, P.S.

January 23, 2003
Spokane, Washington